SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2018

Commission File Number: 001-06439

SONY CORPORATION

(Translation of registrant’s name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN

(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By:	/s/ Hiroki Totoki
(Signature)
Hiroki Totoki
Senior Executive Vice President and
Chief Financial Officer

Date: August 6, 2018

Quarterly Securities Report

For the three months ended June 30, 2018

(TRANSLATION)

Sony Corporation

Note for readers of this English translation

On August 6, 2018, Sony Corporation (the “Company” or “Sony Corporation”) filed its Japanese-language Quarterly Securities Report (Shihanki Houkokusho) for the three months ended June 30, 2018 with the Director-General of the Kanto Local Finance Bureau in Japan pursuant to the Financial Instruments and Exchange Act of Japan. This document is an English translation of the Quarterly Securities Report in its entirety, except for (i) information that had been previously filed with or submitted to the U.S. Securities and Exchange Commission (the “SEC”) in a Form 20-F, Form 6-K or any other form and (ii) a description of differences between generally accepted accounting principles in the U.S. (“U.S. GAAP”) and generally accepted accounting principles in Japan (“J-GAAP”), which are required to be described in the Quarterly Securities Report under the Financial Instruments and Exchange Act of Japan if the Company prepares its financial statements in conformity with accounting principles other than J-GAAP.

Cautionary Statement

Statements made in this release with respect to Sony’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony. Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “intend,” “seek,” “may,” “might,” “could” or “should,” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management’s assumptions, judgments and beliefs in light of the information currently available to it. Sony cautions investors that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore investors should not place undue reliance on them. Investors also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Sony disclaims any such obligation. Risks and uncertainties that might affect Sony include, but are not limited to:

(i)	Sony’s ability to maintain product quality and customer satisfaction with its products and services;
(ii)

Sony’s ability to continue to design and develop and win acceptance of, as well as achieve sufficient cost reductions for, its products and services, including image sensors, game and network platforms, smartphones and televisions, which are offered in highly competitive markets characterized by severe price competition and continual new product and service introductions, rapid development in technology and subjective and changing customer preferences;

(iii)

Sony’s ability to implement successful hardware, software, and content integration strategies, and to develop and implement successful sales and distribution strategies in light of new technologies and distribution platforms;

(iv)

the effectiveness of Sony’s strategies and their execution, including but not limited to the success of Sony’s acquisitions, joint ventures, investments, capital expenditures, restructurings and other strategic initiatives;

(v)

changes in laws, regulations and government policies in the markets in which Sony and its third-party suppliers, service providers and business partners operate, including those related to taxation, as well as growing consumer focus on corporate social responsibility;

(vi)

Sony’s continued ability to identify the products, services and market trends with significant growth potential, to devote sufficient resources to research and development, to prioritize investments and capital expenditures correctly and to recoup its investments and capital expenditures, including those required for technology development and product capacity;

(vii)

Sony’s reliance on external business partners, including for the procurement of parts, components, software and network services for its products or services, the manufacturing, marketing and distribution of its products, and its other business operations;

(viii)	the global economic and political environment in which Sony operates and the economic and political conditions in Sony’s markets, particularly levels of consumer spending;
(ix)	Sony’s ability to meet operational and liquidity needs as a result of significant volatility and disruption in the global financial markets or a ratings downgrade;
(x)	Sony’s ability to forecast demands, manage timely procurement and control inventories;

(xi)

foreign exchange rates, particularly between the yen and the U.S. dollar, the euro and other currencies in which Sony makes significant sales and incurs production costs, or in which Sony’s assets, liabilities and operating results are denominated;

(xii)	Sony’s ability to recruit, retain and maintain productive relations with highly skilled personnel;
(xiii)

Sony’s ability to prevent unauthorized use or theft of intellectual property rights, to obtain or renew licenses relating to intellectual property rights and to defend itself against claims that its products or services infringe the intellectual property rights owned by others;

(xiv)

the impact of changes in interest rates and unfavorable conditions or developments (including market fluctuations or volatility) in the Japanese equity markets on the revenue and operating income of the Financial Services segment;

(xv)	shifts in customer demand for financial services such as life insurance and Sony’s ability to conduct successful asset liability management in the Financial Services segment;
(xvi)	risks related to catastrophic disasters or similar events;
(xvii)

the ability of Sony, its third-party service providers or business partners to anticipate and manage cybersecurity risk, including the risk of unauthorized access to Sony’s business information and the personally identifiable information of its employees and customers, potential business disruptions or financial losses; and

(xviii)	the outcome of pending and/or future legal and/or regulatory proceedings.

Risks and uncertainties also include the impact of any future events with material adverse impact. Important information regarding risks and uncertainties is also set forth in Sony’s most recent Form 20-F, which is on file with the SEC.

I    Corporate Information

(1) Selected Consolidated Financial Data

	Yen in millions, Yen per share amounts
	Three months ended June 30, 2017	Three months ended June 30, 2018	Fiscal year ended March 31, 2018

Sales and operating revenue	1,858,113	1,953,624	8,543,982

Operating income	157,611	195,006	734,860

Income before income taxes	148,894	312,086	699,049

Net income attributable to Sony Corporation’s stockholders	80,871	226,447	490,794

Comprehensive income	106,734	252,186	553,220

Total equity	3,233,238	3,863,789	3,647,157

Total assets	18,138,219	19,563,341	19,065,538

Net income attributable to Sony Corporation’s stockholders per share of common stock, basic (yen)	64.03	178.66	388.32

Net income attributable to Sony Corporation’s stockholders per share of common stock, diluted (yen)	62.70	174.80	379.75

Ratio of stockholders’ equity to total assets (%)	14.3	16.5	15.6

Net cash provided by operating activities	49,958	96,771	1,253,971

Net cash used in investing activities	(193,433)	(197,361)	(823,068)

Net cash provided by (used in) financing activities	165,674	(22,096)	246,456

Cash and cash equivalents at end of the period	984,165	1,509,451	1,586,329

  Notes:

1.	The Company’s consolidated financial statements are prepared in conformity with U.S. GAAP.
2.	The Company reports equity in net income of affiliated companies as a component of operating income.
3.

Certain revisions have been made for the three months ended June 30, 2017 and the fiscal year ended March 31, 2018 to conform to the presentation for the three months ended June 30, 2018 due to the adoption of Accounting Standards Update 2016-18 from the fiscal year beginning April 1, 2018. Please refer to “IV Financial Statements – Notes to Consolidated Financial Statements – 1. Summary of significant accounting policies – (1) Recently adopted accounting pronouncements”.

4.	Consumption taxes are not included in sales and operating revenue.
5.	Total equity is presented based on U.S. GAAP.
6.	Ratio of stockholders’ equity to total assets is calculated by using total equity attributable to the stockholders of the Company.
7.	The Company prepares consolidated financial statements. Therefore parent-only selected financial data is not presented.

(2) Business Overview

There was no significant change in the business of Sony during the three months ended June 30, 2018.

As of June 30, 2018, the Company had 1,346 subsidiaries and 125 affiliated companies, of which 1,316 companies are consolidated subsidiaries (including variable interest entities) of the Company. The Company has applied the equity accounting method for 114 affiliated companies.

II    State of Business

(1) Risk Factors

Note for readers of this English translation:

There was no significant change from the information presented in the Risk Factors section of the Annual Report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on June 19, 2018. Any forward-looking statements included in the descriptions below are based on management’s current judgment.

URL: The Annual Report on Form 20-F filed with the SEC on June 19, 2018

https://www.sec.gov/Archives/edgar/data/313838/000119312518196263/d556845d20f.htm

(2) Management’s Discussion and Analysis of Financial Condition, Results of Operations and Status of Cash Flows

i) Results of Operations

All amounts are presented on the basis of U.S. GAAP. “Sales and operating revenue” (“sales”) in each business segment represents sales and operating revenue recorded before intersegment transactions are eliminated. “Operating income (loss)” in each business segment represents operating income (loss) reported before intersegment transactions are eliminated and excludes unallocated corporate expenses. For details regarding each segment’s product categories, please refer to“IV Financial Statements – Notes to Consolidated Financial Statements – 9. Business segment information.”

Consolidated Financial Results

	(Billions of yen)
	Three months ended June 30
	2017	2018
Sales and operating revenue	¥1,858.1	¥1,953.6
Operating income	157.6	195.0
Income before income taxes	148.9	312.1
Net income attributable to Sony Corporation’s stockholders	80.9	226.4

Sales for the three months ended June 30, 2018 (“the current quarter”) increased 95.5 billion yen compared to the same quarter of the previous fiscal year (“year-on-year”) to 1,953.6 billion yen. This increase was primarily due to a significant increase in sales in the Game & Network Services (“G&NS”) segment.

Operating income in the current quarter increased 37.4 billion yen year-on-year to 195.0 billion yen. This increase was primarily due to a significant increase in operating income in the G&NS segment, partially offset by the impact of the following factors which were included in the same quarter of the previous fiscal year:

•	A gain resulting from the sale of the entire equity interest in a manufacturing subsidiary in the camera module business: 27.5 billion yen (Semiconductors segment)
•

Insurance recoveries income, mainly for opportunity losses related to the 2016 Kumamoto Earthquakes (the “Kumamoto Earthquakes”): 6.7 billion yen (Semiconductors segment) and 2.6 billion yen (IP&S segment)

During the current quarter, restructuring charges, net, decreased 1.1 billion yen year-on-year to 1.3 billion yen. Restructuring charges are recorded as an operating expense and are included in operating income.

Equity in net income (loss) of affiliated companies in the current quarter, recorded within operating income, was a loss of 4.5 billion yen, compared to income of 1.1 billion yen in the same quarter of the previous fiscal year. This deterioration was mainly due to a year-on-year deterioration of equity in net income (loss) for EMI Music Publishing (“EMI”) in the Music segment. For details, please refer to the operating performance analysis of the Music segment below.

The net effect of other income and expenses was income of 117.1 billion yen, compared to an expense of 8.7 billion yen in the same quarter of the previous fiscal year. This was mainly due to a 112.8 billion yen gain on equity securities, net, recorded in the current quarter as a result of Spotify Technology S.A.’s (“Spotify”) public listing.

Income before income taxes increased 163.2 billion yen year-on-year to 312.1 billion yen.

During the current quarter, Sony recorded 75.2 billion yen of income tax expense, resulting in an effective tax rate of 24.1%, which was lower than the effective tax rate of 36.6% in the same quarter of the previous fiscal year. This lower effective tax rate was mainly due to an increase during the current quarter in income before income taxes recorded in Sony Corporation and its national tax filing group in Japan, and income before income taxes, including the gain on Spotify’s shares, recorded in its U.S. consolidated tax filing group, compared to loss before income taxes recorded in the same quarter of the previous fiscal year. These jurisdictions have established valuation allowances against deferred tax assets resulting in effective tax rates lower than the statutory tax rates in each jurisdiction.

Net income attributable to Sony Corporation’s stockholders increased 145.6 billion yen year-on-year to 226.4 billion yen.

Operating performance by business segment for the current quarter is as follows:

Game & Network Services (G&NS)

Sales increased 124.0 billion yen year-on-year to 472.1 billion yen, primarily due to an increase in PlayStation®4 software sales including sales through the network. Operating income increased 65.7 billion yen year-on-year to 83.5 billion yen, primarily due to the impact of the above-mentioned increase in sales.

Music

The Music segment results include the yen-translated results of Sony Music Entertainment (“SME”) and Sony/ATV Music Publishing (“Sony/ATV”), both U.S.-based operations which aggregate the results of their worldwide subsidiaries on a U.S. dollar basis, and the results of Sony Music Entertainment (Japan) Inc., a Japan-based music company which aggregates its results in yen. The segment also includes equity in net income (loss) for EMI, an affiliated company accounted for under the equity method for which Sony records 39.8% of EMI’s net income in the segment’s operating income.

Sales increased 12.9 billion yen year-on-year to 181.5 billion yen. This increase was primarily due to higher Visual Media and Platform sales resulting from the continued strong performance of the mobile gaming application Fate/Grand Order. Recorded Music sales were essentially flat year-on-year due to higher streaming revenues, which were substantially offset by the impact of the new accounting standard regarding revenue from contracts with customers. Operating income increased 7.1 billion yen year-on-year to 32.1 billion yen primarily due to the above-mentioned increase in sales, partially offset by the recording of equity in net loss for EMI, compared to equity in net income in the same quarter of the previous fiscal year. The equity in net loss for EMI during the current quarter was recorded due to an increase in expenses incurred for EMI’s warrant and management equity plans, resulting from an appreciation in the EMI valuation as a result of Sony’s agreement to acquire the approximately 60% interest in EMI owned by the consortium led by Mubadala Investment Company.

Pictures

The results presented in Pictures are a yen-translation of the results of Sony Pictures Entertainment Inc. (“SPE”), a U.S.-based operation that aggregates the results of its worldwide subsidiaries on a U.S. dollar basis. Management analyzes the results of SPE in U.S. dollars, so discussion of certain portions of its results is specified as being on “a U.S. dollar basis.”

Sales decreased 30.7 billion yen, a 15% decrease year-on-year (an approximate 14% decrease on a U.S. dollar basis), to 175.1 billion yen. The significant decrease in sales on a U.S. dollar basis was primarily due to lower sales for Television Productions and Media Networks. The decrease in sales for Television Productions was primarily due to lower licensing revenues for U.S. television series as compared to the same quarter of the previous fiscal year, which included revenues for The Last Tycoon and Better Call Saul. The decrease in sales for Media Networks was primarily due to lower advertising revenues as compared to the same quarter of the previous fiscal year, which included revenues for the Indian Premier League cricket competition. Operating loss decreased 1.9 billion yen year-on-year to a loss of 7.6 billion yen. The improvement in operating results was primarily due to lower theatrical advertising costs compared to the same quarter of the previous fiscal year in which advertising costs were recorded for the July 2017 release of Spider-Man: Homecoming, as well as an improvement in profitability resulting from the strong home entertainment performance of Jumanji: Welcome to the Jungle in the current quarter, which was partially offset by the impact of the above-mentioned decrease in sales.

Home Entertainment & Sound (HE&S)

Sales increased 15.2 billion yen year-on-year to 272.1 billion yen due to an increase in unit sales of televisions and an increase in home audio and video sales resulting from strong sales of headphones. Operating income decreased 5.2 billion yen year-on-year to 17.4 billion yen. Segment operating income decreased primarily due to an increase in indirect costs* at sales companies, research and development expenses, and marketing costs partially offset by the impact of the above-mentioned increase in sales.

* For further details, please refer to “IV Financial Statements – Notes to Consolidated Financial Statements – 9. Business segment information.”

Imaging Products & Solutions (IP&S)

Sales increased 8.6 billion yen year-on-year to 164.2 billion yen, mainly due to an improvement in the product mix of Still and Video Cameras reflecting a shift to high value-added models, as well as the impact of foreign exchange rates, partially offset by a decrease in unit sales. Operating income increased 2.9 billion yen year-on-year to 26.1 billion yen, primarily due to the above-mentioned improvement in product mix and the positive impact of foreign exchange rates, partially offset by the above-mentioned decrease in unit sales and the absence of 2.6 billion yen in insurance recoveries related to the Kumamoto Earthquakes recorded in the same quarter of the previous fiscal year.

Mobile Communications (MC)

Sales decreased 48.7 billion yen year-on-year to 132.5 billion yen, due to a decrease in smartphone unit sales mainly in Europe and Japan. Operating loss of 10.8 billion yen was recorded, compared to operating income of 3.6 billion yen recorded in the same quarter of the previous fiscal year, due to the impact of the decrease in sales, partially offset by reductions in operating costs.

Semiconductors

Sales were 202.2 billion yen, essentially flat year-on-year, due to the absence of 6.7 billion yen in insurance recoveries related to the Kumamoto Earthquakes recorded in the same quarter of the previous fiscal year, as well as a decrease in sales of camera modules, a business which was downsized, substantially offset by an increase in sales of image sensors for mobile products. Operating income decreased 26.3 billion yen year-on-year to 29.1 billion yen primarily due to the absence in the current quarter of the 27.5 billion yen gain resulting from the sale of the entire equity interest in a manufacturing subsidiary in the camera module business and the above-mentioned 6.7 billion yen in insurance recoveries recorded in the same quarter of the previous fiscal year, and an increase in depreciation and amortization expenses as well as in research and development expenses. These negative factors were partially offset by the impact of the above-mentioned increase in sales of image sensors for mobile products.

Financial Services

The Financial Services segment results include Sony Financial Holdings Inc. (“SFH”) and SFH’s consolidated subsidiaries such as Sony Life Insurance Co., Ltd. (“Sony Life”), Sony Assurance Inc. and Sony Bank Inc. (“Sony Bank”). The results of Sony Life discussed in the Financial Services segment differ from the results that SFH and Sony Life disclose separately on a Japanese statutory basis.

Financial Services revenue increased 32.0 billion yen year-on-year to 335.2 billion yen, mainly due to an increase in revenue at Sony Life. Revenue at Sony Life increased 31.1 billion yen year-on-year to 301.5 billion yen, mainly due to higher insurance premium revenue reflecting an increase in the policy amount in force. Operating income decreased 5.6 billion yen year-on-year to 40.6 billion yen, primarily due to decreases in operating income at Sony Life and Sony Bank. Operating income at Sony Life decreased 2.7 billion yen year-on-year to 36.4 billion yen, mainly due to an increase in operating expenses and the recording of a loss on the valuation of securities investments in the general account. Operating income at Sony Bank decreased primarily due to the recording of a foreign exchange loss incurred on foreign currency-denominated customer deposits in the current quarter compared to the recording of a foreign exchange gain in the same quarter of the previous fiscal year.

Operating Performance by Geographic Area

For operating performance by geographic area, please refer to “sales and operating revenue attributed to countries and areas based on location of external customers” in “IV Financial Statements – Notes to Consolidated Financial Statements – 9. Business segment information”.

*    *    *    *    *

Foreign Exchange Fluctuations and Risk Hedging

Note for readers of this English translation:

Except for the information set forth below, there was no significant change from the information presented in the Foreign Exchange Fluctuations and Risk Hedging section of the Annual Report on Form 20-F filed with the SEC on June 19, 2018. Although foreign exchange rates have fluctuated during the three-month period ended June 30, 2018, there has been no significant change in Sony’s risk hedging policy as described in the Annual Report on Form 20-F.

URL: The Annual Report on Form 20-F filed with the SEC on June 19, 2018

https://www.sec.gov/Archives/edgar/data/313838/000119312518196263/d556845d20f.htm

During the current quarter, the average rates of the yen were 109.1 yen against the U.S. dollar and 130.1 yen against the euro, which were 2.0 yen higher and 8.0 yen lower year-on-year, respectively.

For the current quarter, sales were 1,953.6 billion yen, an increase of 5% year-on-year, while on a constant currency basis sales also increased approximately 5% year-on-year. For further details about the impact of foreign exchange rate fluctuations on sales and operating income, please refer to the below Note.

Consolidated operating income increased 37.4 billion yen year-on-year to 195.0 billion yen for the current quarter. Most of the foreign exchange rate impact was attributable to the impact of foreign exchange rates in the G&NS, HE&S, IP&S, MC and Semiconductors segments.

The table below indicates the impact of changes in foreign exchange rates on sales and operating results of each of the above-mentioned five segments. Also, please refer to the “Results of Operations” section, which discusses the impact of foreign exchange rates within segments and categories where foreign exchange rate fluctuations had a significant impact.

		(Billions of yen)
				Impact of changes in foreign exchange rates
		Three months ended June 30
		2017	2018
G&NS	Sales	348.1	472.1	+6.0
	Operating income	17.7	83.5	+4.5
HE&S	Sales	256.9	272.1	+0.8
	Operating income	22.6	17.4	+1.2
IP&S	Sales	155.6	164.2	+2.4
	Operating income	23.2	26.1	+1.6
MC	Sales	181.2	132.5	-0.2
	Operating income (loss)	3.6	(10.8)	+1.8
Semiconductors	Sales	204.3	202.2	-2.9
	Operating income	55.4	29.1	-2.3

In addition, sales for the Music segment increased 8% year-on-year to 181.5 billion yen, an approximate 9% increase on a constant currency basis. In the Pictures segment, sales decreased 15% year-on-year to 175.1 billion yen, an approximate 14% decrease on a U.S. dollar basis. As most of the operations in Sony’s Financial Services segment are based in Japan, Sony’s management analyzes the performance of the Financial Services segment on a yen basis only.

Note:

The descriptions of sales on a constant currency basis reflect sales calculated by applying the yen’s monthly average exchange rates from the same quarter of the previous fiscal year to local currency-denominated monthly sales in the current quarter. For SME and Sony/ATV in the Music segment, the constant currency amounts are calculated by applying the monthly average U.S. dollar / yen exchange rates after aggregation on a U.S. dollar basis.

Results for the Pictures segment are described on a U.S. dollar basis as the Pictures segment reflects the operations of SPE, a U.S.-based operation that aggregates the results of its worldwide subsidiaries in U.S. dollars.

The impact of foreign exchange rate fluctuations on sales is calculated by applying the change in the yen’s periodic weighted average exchange rate for the same quarter of the previous fiscal year from the current quarter to the major transactional currencies in which the sales are denominated. The impact of foreign exchange rate fluctuations on operating income (loss) is calculated by subtracting from the impact on sales the impact on cost of sales and selling, general and administrative expenses calculated by applying the same major transactional currencies calculation process to cost of sales and selling, general and administrative expenses as for the impact on sales. Additionally, the MC segment enters into its own foreign exchange hedging transactions. The impact of those transactions is included in the impact of foreign exchange rate fluctuations on operating income (loss) for that segment.

This information is not a substitute for Sony’s consolidated financial statements measured in accordance with U.S. GAAP. However, Sony believes that these disclosures provide additional useful analytical information to investors regarding the operating performance of Sony.

Status of Cash Flows

Operating Activities: During the current quarter, there was a net cash inflow of 96.8 billion yen from operating activities, an increase of 46.8 billion yen year-on-year.

For all segments excluding the Financial Services segment, there was a net cash outflow of 0.8 billion yen, a decrease of 23.5 billion yen year-on-year. This decrease was primarily due to a year-on-year increase in net income after taking into account non-cash adjustments (including depreciation and amortization, other operating (income) expense, net and (gain) loss on marketable securities and securities investments, net).

The Financial Services segment had a net cash inflow of 114.0 billion yen, an increase of 24.7 billion yen year-on-year. This increase was primarily due to a year-on-year increase in insurance premium revenue at Sony Life.

Investing Activities: During the current quarter, Sony used 197.4 billion yen of net cash in investing activities, an increase of 3.9 billion yen year-on-year.

For all segments excluding the Financial Services segment, there was a 11.5 billion yen net cash inflow, compared to a 28.2 billion yen net cash outflow in the same quarter of the previous fiscal year. This change was mainly due to cash inflow from the sale of certain shares of Spotify, partially offset by an increase in payments for fixed asset purchases such as semiconductor manufacturing equipment.

The Financial Services segment used 208.8 billion yen of net cash in investing activities, an increase of 43.6 billion yen year-on-year. This increase was mainly due to a year-on-year decrease in proceeds from sales or return on investments at Sony Bank.

In all segments excluding the Financial Services segment, net cash generated in operating and investing activities combined*1 for the current quarter was 10.6 billion yen, a 63.1 billion yen improvement from net cash used year-on-year.

Financing Activities: Net cash outflow by financing activities during the current quarter was 22.1 billion yen, compared to a net cash inflow of 165.7 billion yen in the same quarter of the previous fiscal year.

For all segments excluding the Financial Services segment, there was a 206.1 billion yen net cash outflow, an increase of 195.8 billion yen year-on-year. This increase was mainly due to the redemption of straight bonds in the current quarter.

In the Financial Services segment, there was a 167.6 billion yen net cash inflow, an increase of 6.7 billion yen year-on-year. This increase was primarily due to an increase in short-term debt, partially offset by a decrease in long-term debt, both at Sony Bank.

Total Cash and Cash Equivalents: Accounting for the above factors and the effect of fluctuations in foreign exchange rates, the total outstanding balance of cash and cash equivalents at June 30, 2018 was 1,509.5 billion yen. Cash and cash equivalents of all segments excluding the Financial Services segment was 1,043.5 billion yen at June 30, 2018, a decrease of 149.7 billion yen compared with the balance as of March 31, 2018, and an increase of 412.8 billion yen, compared with the balance as of the same quarter of the previous fiscal year. Within the Financial Services segment, the outstanding balance of cash and cash equivalents was 465.9 billion yen at June 30, 2018, an increase of 72.8 billion yen compared with the balance as of March 31, 2018, and an increase of 112.5 billion yen compared with the balance as of the same quarter of the previous fiscal year.

*1 Sony has included the information for cash flow from operating and investing activities combined, excluding the Financial Services segment’s activities, as Sony’s management frequently monitors this financial measure and believes this non-U.S. GAAP measurement is important for use in evaluating Sony’s ability to generate cash to maintain liquidity and fund debt principal and dividend payments from business activities other than its Financial Services segment. This information is derived from the reconciliations prepared in the Condensed Statements of Cash Flows below. This information and the separate condensed presentations shown below are not required or prepared in accordance with U.S. GAAP. The Financial Services segment’s cash flow is excluded from the measure because SFH, which constitutes a majority of the Financial Services segment, is a separate publicly traded entity in Japan with a significant minority interest and it, as well as its subsidiaries, secure liquidity on their own. This measure may not be comparable to those of other companies. This measure has limitations because it does not represent residual cash flows available for discretionary expenditures principally due to the fact that the measure does not deduct the principal payments required for debt service. Therefore, Sony believes it is important to view this measure as supplemental to its entire statement of cash flows and together with Sony’s disclosures regarding investments, available credit facilities and overall liquidity.

A reconciliation of the differences between the Consolidated Statement of Cash Flows reported and cash flows from operating and investing activities combined excluding the Financial Services segment’s activities is as follows:

	(Billions of yen)
	Three months ended June 30
	2017	2018
Net cash provided by operating activities reported in the consolidated statements of cash flows	¥50.0	¥96.8
Net cash used in investing activities reported in the consolidated statements of cash flows	(193.4)	(197.4)

Subtotal (A)	(143.5)	(100.6)
Less: Net cash provided by operating activities within the Financial Services segment (B)	89.3	114.0
Less: Net cash used in investing activities within the Financial Services segment (C)	(165.3)	(208.8)
Eliminations *2 (D)	15.0	16.4

Cash flow provided by (used in) operating and investing activities combined excluding the Financial Services segment’s activities (A)-(B)-(C)+(D)	¥(52.5)	¥10.6

*2	Eliminations primarily consist of intersegment dividend payments.

Condensed Statements of Cash Flows

	(Yen in millions)
	Three months ended June 30
	Financial Services		Sony without Financial Services		Consolidated
	2017	2018	2017	2018	2017	2018

Cash flows from operating activities:
Net income (loss)	32,767	29,032	76,704	224,275	94,398	236,864
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization, including amortization of deferred insurance acquisition costs and contract costs	15,107	17,906	68,156	68,337	83,263	86,243
Amortization of film costs	-	-	79,318	58,001	79,318	58,001
Other operating (income) expense, net	-	25	(26,111)	(350)	(26,111)	(325)
(Gain) loss on marketable securities and securities investments, net	(39,105)	(43,547)	44	(114,778)	(39,061)	(158,325)
Changes in assets and liabilities:
(Increase) decrease in notes, accounts receivable, trade and contract assets	(390)	217	(66,988)	(45,734)	(68,488)	(46,041)
(Increase) decrease in inventories	-	-	(83,354)	(7,206)	(83,354)	(7,206)
(Increase) decrease in film costs	-	-	(94,966)	(82,734)	(94,966)	(82,734)
Increase (decrease) in notes and accounts payable, trade	-	-	134,162	109,783	134,162	109,783
Increase (decrease) in future insurance policy benefits and other	137,960	173,976	-	-	137,960	173,976
(Increase) decrease in deferred insurance acquisition costs	(21,617)	(23,352)	-	-	(21,617)	(23,352)
(Increase) decrease in marketable securities held in the life insurance business	(12,944)	(21,421)	-	-	(12,944)	(21,421)
Other	(22,438)	(18,837)	(111,276)	(210,426)	(132,602)	(228,692)

Net cash provided by (used in) operating activities	89,340	113,999	(24,311)	(832)	49,958	96,771

Cash flows from investing activities:
Payments for purchases of fixed assets	(3,219)	(5,722)	(53,456)	(67,466)	(56,663)	(73,179)
Payments for investments and advances	(256,374)	(267,217)	(4,322)	(3,916)	(260,696)	(271,133)
Proceeds from sales or return of investments and collections of advances	94,201	64,074	2,363	83,102	96,564	147,176
Other	117	35	27,246	(260)	27,362	(225)

Net cash provided by (used in) investing activities	(165,275)	(208,830)	(28,169)	11,460	(193,433)	(197,361)

Cash flows from financing activities:
Increase (decrease) in borrowings, net	135,508	130,449	2,325	(157,429)	137,827	(26,980)
Increase (decrease) in deposits from customers, net	49,827	63,798	-	-	49,827	63,798
Dividends paid	(23,921)	(26,100)	(12,688)	(19,013)	(12,687)	(19,013)
Other	(459)	(534)	22	(29,654)	(9,293)	(39,901)

Net cash provided by (used in) financing activities	160,955	167,613	(10,341)	(206,096)	165,674	(22,096)

Effect of exchange rate changes on cash and cash equivalents	-	-	601	44,311	601	44,311

Net increase (decrease) in cash and cash equivalents, including restricted	85,020	72,782	(62,220)	(151,157)	22,800	(78,375)
Cash and cash equivalents, including restricted, at beginning of the fiscal year	268,382	393,133	700,242	1,199,805	968,624	1,592,938

Cash and cash equivalents, including restricted, at end of the period	353,402	465,915	638,022	1,048,648	991,424	1,514,563

Less – restricted cash and cash equivalents, included in other current assets and other assets	-	-	7,259	5,112	7,259	5,112

Cash and cash equivalents at end of the period	353,402	465,915	630,763	1,043,536	984,165	1,509,451

ii) Issues Facing Sony and Management’s Response to those Issues

Note for readers of this English translation:

There was no significant change from the information presented in the Trend Information section of the Annual Report on Form 20-F filed with the SEC on June 19, 2018. Any forward-looking statements included in the descriptions below are based on management’s current judgment.

URL: The Annual Report on Form 20-F filed with the SEC on June 19, 2018

https://www.sec.gov/Archives/edgar/data/313838/000119312518196263/d556845d20f.htm

iii) Research and Development

Note for readers of this English translation:

There was no significant change from the information presented as the Research and Development in the Annual Report on Form 20-F filed with the SEC on June 19, 2018.

URL: The Annual Report on Form 20-F filed with the SEC on June 19, 2018

https://www.sec.gov/Archives/edgar/data/313838/000119312518196263/d556845d20f.htm

Research and development costs for the three months ended June 30, 2018 totaled 107.5 billion yen. There were no significant changes in research and development activities for the period.

iv) Liquidity Management and Market Access

Note for readers of this English translation:

Except for the information related to the committed lines of credit below, there was no significant change from the information presented in the Annual Report on Form 20-F filed with the SEC on June 19, 2018. The changes are indicated by underline below. Any forward-looking statements included in the descriptions below are based on management’s current judgment.

URL: The Annual Report on Form 20-F filed with the SEC on June 19, 2018

https://www.sec.gov/Archives/edgar/data/313838/000119312518196263/d556845d20f.htm

Sony procures funds mainly from the financial and capital markets through Sony Corporation, Sony Global Treasury Services Plc (“SGTS”), a subsidiary in the U.K., and Sony Capital Corporation (“SCC”), a subsidiary in the U.S.

In order to meet working capital requirements, Sony Corporation, SGTS and SCC maintain Commercial Paper (“CP”) programs that have the ability to access the Japanese, U.S. and European CP markets, subject to prevailing market conditions. The borrowing limits under the CP programs, translated into yen, were 1,052.7 billion yen in total for Sony Corporation, SGTS and SCC as of June 30, 2018.

Sony typically raises funds through straight bonds, CP programs and bank loans (including syndicated loans). If market disruption and volatility occur and Sony could not raise sufficient funds from these sources, Sony may also draw down funds from contractually committed lines of credit from various financial institutions. Sony has a total, translated into yen, of 521.0 billion yen in unused committed lines of credit as of June 30, 2018. Details of those committed lines of credit are: a 275.0 billion yen committed line of credit contracted with a syndicate of Japanese banks, effective until July 2020, a 1.7 billion U.S. dollar multi-currency committed line of credit also with a syndicate of Japanese banks, effective until December 2023, and a 525 million U.S. dollar multi-currency committed line of credit contracted with a syndicate of foreign banks, effective until March 2020. In the above-mentioned yen committed line with a syndicate of Japanese banks and multi-currency committed line with a syndicate of foreign banks, Sony Corporation and SGTS are defined as borrowers. In the above-mentioned multi-currency committed line with a syndicate of Japanese banks, Sony Corporation, SGTS and SCC are defined as borrowers. These contracts are aimed at securing sufficient liquidity in a quick and stable manner even in the event of turmoil within the financial and capital markets.

(3) Material Contracts

There were no material contracts executed or determined to be executed during the three months ended June 30, 2018.

Note for readers of this English translation:

There was no significant change from the information presented in the Annual Report on Form 20-F (“Patents and Licenses” in Item 4) filed with the SEC on June 19, 2018.

URL: The Annual Report on Form 20-F filed with the SEC on June 19, 2018

https://www.sec.gov/Archives/edgar/data/313838/000119312518196263/d556845d20f.htm

  III    Company Information

  (1) Information on the Company’s Shares

  i) Total Number of Shares

  1) Total Number of Shares

Class	Total number of shares authorized to be issued
Common stock	3,600,000,000
Total	3,600,000,000

  2) Number of Shares Issued

Class	Number of shares issued		Name of Securities Exchanges where the shares are listed or authorized Financial Instruments Firms Association where the shares are registered	Description
	As of the end of the first quarterly period (June 30, 2018)	As of the filing date of the Quarterly Securities Report (August 6, 2018)
Common stock	1,269,175,748	1,269,366,546	Tokyo Stock Exchange New York Stock Exchange	The number of shares constituting one full unit is one hundred (100).
Total	1,269,175,748	1,269,366,546	—	—

  Notes:

1.	The Company’s shares of common stock are listed on the First Section of the Tokyo Stock Exchange in Japan.
2.

The number of shares issued as of the filing date of this Quarterly Securities Report (Shihanki Houkokusho) does not include shares issued upon the exercise of stock acquisition rights (“SARs”) during August 2018, the month in which this Quarterly Securities Report was filed.

3.

On July 27, 2018, the Company issued 132,900 new shares of restricted stock as compensation pursuant to the decision of the Representative Corporate Executive Officer dated July 2, 2018, which was made under the authority delegated by resolutions of the Board of Directors.

ii) Stock Acquisition Rights

    ①Description of Stock Option

Not applicable.

    ②Other Stock Aaquisition Rights

Not applicable.

  Note for readers of this English translation:

  The above means that there was no issuance of SARs during the three months ended June 30, 2018.

iii) Status of the Exercise of Moving Strike Convertible Bonds

   Not applicable.

iv) Changes in the Total Number of Shares Issued and the Amount of Common Stock, etc.

Period	Change in the total number of shares issued (Thousands)	Balance of the total number of shares issued (Thousands)	Change in the amount of common stock (Yen in Millions)	Balance of the amount of common stock (Yen in Millions)	Change in the legal capital surplus (Yen in Millions)	Balance of the legal capital surplus (Yen in Millions)
From April 1 to June 30, 2018	2,624	1,269,176	4,530	870,208	4,530	1,083,901

Notes:

1.	The increase mentioned above is due to the exercise of SARs (including the exercise of unsecured convertible bonds with SARs (6th series)).
2.

Upon the exercise of SARs during the period from July 1, 2018 to July 31, 2018 the total number of shares issued increased by 58 thousand shares, and the amount of common stock and the legal capital surplus each increased by 72 million yen.

3.

Upon the issuance of new shares of restricted stock as compensation on July 27, 2018, the total number of shares issued increased by 133 thousand shares, and the amount of common stock and the legal capital surplus each increased by 376 million yen.

v) Status of Major Shareholders

(As of June 30, 2018)

Name	Address	Number of shares held (Thousands)	Percentage of shares held to total shares (Excluding treasury shares) issued (%)
Citibank as Depositary Bank for Depositary Receipt Holders *1 (Local Custodian: MUFG Bank, Ltd.)	New York, U.S.A. (2-7-1, Marunouchi, Chiyoda-ku, Tokyo)	120,174	9.48
The Master Trust Bank of Japan, Ltd. (Trust account) *2	2-11-3, Hamamatsu-cho, Minato-ku, Tokyo	70,557	5.56
JPMorgan Chase Bank 380055 *3 (Local Custodian: Mizuho Bank, Ltd.)	New York, U.S.A. (Shinagawa Intercity Tower A, 2-15-1, Konan, Minato-ku, Tokyo)	61,467	4.85
Japan Trustee Services Bank, Ltd. (Trust account) *2	1-8-11, Harumi, Chuo-ku, Tokyo	56,190	4.43
State Street Bank and Trust Company *3 (Local Custodian: The Hongkong and Shanghai Banking Corporation Limited)	Boston, U.S.A. (3-11-1, Nihonbashi, Chuo-ku, Tokyo)	30,834	2.43
Japan Trustee Services Bank, Ltd. (Trust account 5) *2	1-8-11, Harumi, Chuo-ku, Tokyo	25,764	2.03
State Street Bank and Trust Company 505001 *3 (Local Custodian: Mizuho Bank, Ltd.)	Boston, U.S.A. (Shinagawa Intercity Tower A, 2-15-1, Konan, Minato-ku, Tokyo)	23,354	1.84
State Street Bank West Client - Treaty 505234 *3 (Local Custodian: Mizuho Bank, Ltd.)	North Quincy, U.S.A. (Shinagawa Intercity Tower A, 2-15-1, Konan, Minato-ku, Tokyo)	22,652	1.79
Japan Trustee Services Bank, Ltd. (Trust account 1) *2	1-8-11, Harumi, Chuo-ku, Tokyo	19,082	1.50
Japan Trustee Services Bank, Ltd. (Trust account 2) *2	1-8-11, Harumi, Chuo-ku, Tokyo	18,763	1.48
Total		448,837	35.40

Notes:

*1.	Citibank as Depositary Bank for Depositary Receipt Holders is the nominee of Citibank, N.A.
*2.	The shares held by each shareholder are held in trust for investors, including shares in securities investment trusts.
*3.	Each shareholder provides depositary services for shares owned by institutional investors, mainly in Europe and North America. They are also the nominees for these investors.
4.

Sumitomo Mitsui Trust Bank, Limited sent a copy of its “Bulk Shareholding Report” (which was filed with the Kanto Financial Bureau in Japan) to the Company as of April 4, 2014 and reported that it held shares, etc. of the Company as of March 31, 2014 as provided in the below table. As of June 30, 2018, the Company has not been able to confirm such entry of Sumitomo Mitsui Trust Bank, Limited in the register of shareholders.

Name	Number of shares, etc. held (Thousands)	Percentage of shares, etc. held to total shares issued (%)
Sumitomo Mitsui Trust Bank, Limited and the 2 Joint Holders	52,312	5.04

5.

BlackRock Japan Co., Ltd. filed its “Amendment to the Bulk Shareholding Report” with the Kanto Financial Bureau in Japan as of March 22, 2017 and reported that it held shares of the Company as of March 15, 2017 as provided in the below table. As of June 30, 2018, the Company has not been able to confirm such entry of BlackRock Japan Co., Ltd. in the register of shareholders.

Name	Number of shares held (Thousands)	Percentage of shares held to total shares issued (%)
BlackRock Japan Co., Ltd. and the 8 Joint Holders	79,185	6.27
6.

Capital Research and Management Company filed its “Amendment to the Bulk Shareholding Report” with the Kanto Financial Bureau in Japan as of March 23, 2018 and reported that it held shares of the Company as of March 15, 2018 as provided in the below table. As of June 30, 2018, the Company has not been able to confirm such entry of Capital Research and Management Company in the register of shareholders.

Name	Number of shares held (Thousands)	Percentage of shares held to total shares issued (%)
Capital Research and Management Company	77,417	6.12

vi) Status of Voting Rights

1) Shares Issued

(As of June 30, 2018)

Classification	Number of shares of common stock	Number of voting rights (Units)	Description
Shares without voting rights	—	—	—
Shares with restricted voting rights (Treasury stock, etc.)	—	—	—
Shares with restricted voting rights (Others)	—	—	—
Shares with full voting rights (Treasury stock, etc.)	1,134,700	—	—
Shares with full voting rights (Others)	1,266,041,500	12,660,415	—
Shares constituting less than one full unit	1,999,548	—	Shares constituting less than one full unit (100 shares)
Total number of shares issued	1,269,175,748	—	—
Total voting rights held by all shareholders	—	12,660,415	—

Note:

Included in “Shares with full voting rights (Others)” under “Number of shares of common stock” are 19,000 shares of common stock held under the name of Japan Securities Depository Center, Incorporated. Also included in “Shares with full voting rights (Others)” under “Number of voting rights (Units)” are 190 units of voting rights relating to the shares of common stock with full voting rights held under the name of Japan Securities Depository Center, Incorporated.

2) Treasury Stock, Etc.

(As of June 30, 2018)

Name of shareholder	Address of shareholder	Number of shares held under own name	Number of shares held under the names of others	Total number of shares held	Percentage of shares held to total shares issued (%)
Sony Corporation (Treasury stock)	1-7-1, Konan, Minato-ku, Tokyo	1,134,700	—	1,134,700	0.09
Total	—	1,134,700	—	1,134,700	0.09

Note:

In addition to the 1,134,700 shares listed above, there are 300 shares of common stock held in the name of the Company in the register of shareholders that the Company does not beneficially own. These shares are included in “Shares with full voting rights (Others)” in Table 1) “Shares Issued” above.

(2)    Directors and Corporate Executive Officers

The change in directors or corporate executive officers in the period from the filing date of the Securities Report (Yukashoken Houkokusho) for the fiscal year ended March 31, 2018 to the filing date of this Quarterly Securities Report (Shihanki Houkokusho) is as follows:

i) Retired Director

Through a press release issued on July 2, 2018, the Company communicated the unfortunate passing of Nicholas Donatiello, Jr. on June 27, 2018.

Title	Position	Name	Date of Retirement
Director	Compensation Committee Member	Nicholas Donatiello, Jr.	June 27, 2018 (Deceased)

ii) Change of Position

Title	Position after Change	Position before Change	Name	Date of Change
Director	Nominating Committee Member, Compensation Committee Member	Nominating Committee Member	John V. Roos	July 31, 2018

iii) The number of male and female Directors and Corporate Executive Officers after the change

   The Directors and Corporate Executive Officers are composed of 14 males and 2 females.

   (The percentage of female Directors and Corporate Executive Officers is 12.5%.)

IV         Financial Statements

(1) Consolidated Financial Statements

(i)    Consolidated Balance Sheets (Unaudited)

Sony Corporation and Consolidated Subsidiaries

	Yen in millions
	At March 31, 2018	At June 30, 2018
ASSETS
Current assets:
Cash and cash equivalents	1,586,329	1,509,451
Marketable securities	1,176,601	1,239,131
Notes and accounts receivable, trade and contract assets	1,061,442	1,123,475
Allowance for doubtful accounts	(48,663)	(23,668)
Inventories	692,937	692,633
Other receivables	190,706	229,440
Prepaid expenses and other current assets	516,744	519,843
Total current assets	5,176,096	5,290,305
Film costs	327,645	373,736
Investments and advances:
Affiliated companies	157,389	149,074
Securities investments and other	10,598,669	10,925,029
	10,756,058	11,074,103
Property, plant and equipment:
Land	84,358	84,692
Buildings	655,434	661,826
Machinery and equipment	1,798,722	1,827,988
Construction in progress	38,295	37,536
	2,576,809	2,612,042
Less – Accumulated depreciation	1,837,339	1,867,117
	739,470	744,925
Other assets:
Intangibles, net	527,168	527,799
Goodwill	530,492	541,814
Deferred insurance acquisition costs	586,670	594,867
Deferred income taxes	96,772	94,752
Other	325,167	321,040
	2,066,269	2,080,272
Total assets	19,065,538	19,563,341

  (Continued on following page.)

            Consolidated Balance Sheets (Unaudited)

	Yen in millions
	At March 31, 2018	At June 30, 2018
LIABILITIES
Current liabilities:
Short-term borrowings	496,093	623,049
Current portion of long-term debt	225,522	125,412
Notes and accounts payable, trade	468,550	582,918
Accounts payable, other and accrued expenses	1,514,433	1,415,620
Accrued income and other taxes	145,905	167,717
Deposits from customers in the banking business	2,159,246	2,206,087
Other	610,792	646,933
Total current liabilities	5,620,541	5,767,736
Long-term debt	623,451	571,094
Accrued pension and severance costs	394,504	392,341
Deferred income taxes	449,863	437,120
Future insurance policy benefits and other	5,221,772	5,337,847
Policyholders’ account in the life insurance business	2,820,702	2,896,641
Other	278,338	288,554
Total liabilities	15,409,171	15,691,333
Redeemable noncontrolling interest	9,210	8,219
Commitments and contingent liabilities
EQUITY
Sony Corporation’s stockholders’ equity:
Common stock, no par value –
At March 31, 2018–Shares authorized: 3,600,000,000, shares issued: 1,266,552,149	865,678
At June 30, 2018–Shares authorized: 3,600,000,000, shares issued: 1,269,175,748		870,208
Additional paid-in capital	1,282,577	1,297,954
Retained earnings	1,440,387	1,674,810
Accumulated other comprehensive income –
Unrealized gains on securities, net	126,191	115,502
Unrealized gains (losses) on derivative instruments, net	(1,242)	236
Pension liability adjustment	(296,444)	(294,230)
Foreign currency translation adjustments	(445,251)	(435,958)
	(616,746)	(614,450)
Treasury stock, at cost
Common stock
At March 31, 2018–1,127,101 shares	(4,530)
At June 30, 2018–1,134,711 shares		(4,570)
	2,967,366	3,223,952
Noncontrolling interests	679,791	639,837
Total equity	3,647,157	3,863,789
Total liabilities and equity	19,065,538	19,563,341

  The accompanying notes are an integral part of these statements.

  (ii)    Consolidated Statements of Income (Unaudited)

Sony Corporation and Consolidated Subsidiaries

	Yen in millions
	Three months ended June 30
	2017	2018
Sales and operating revenue:
Net sales	1,528,643	1,602,195
Financial services revenue	301,360	333,240
Other operating revenue	28,110	18,189
	1,858,113	1,953,624
Costs and expenses:
Cost of sales	1,115,092	1,112,487
Selling, general and administrative	357,379	349,761
Financial services expenses	255,258	292,156
Other operating income, net	(26,111)	(325)
	1,701,618	1,754,079
Equity in net income (loss) of affiliated companies	1,116	(4,539)
Operating income	157,611	195,006
Other income:
Interest and dividends	8,785	4,734
Gain on equity securities, net	-	114,779
Foreign exchange gain, net	-	1,011
Other	1,133	733
	9,918	121,257
Other expenses:
Interest	4,516	3,318
Foreign exchange loss, net	12,968	-
Other	1,151	859
	18,635	4,177
Income before income taxes	148,894	312,086
Income taxes	54,496	75,222
Net income	94,398	236,864
Less - Net income attributable to noncontrolling interests	13,527	10,417
Net income attributable to Sony Corporation’s stockholders	80,871	226,447

	Yen
	Three months ended June 30
	2017	2018
Per share data:
Net income attributable to Sony Corporation’s stockholders
– Basic	64.03	178.66
– Diluted	62.70	174.80

The accompanying notes are an integral part of these statements.

  (iii)     Consolidated Statements of Comprehensive Income (Unaudited)

Sony Corporation and Consolidated Subsidiaries

	Yen in millions
	Three months ended June 30
	2017	2018
Net income	94,398	236,864
Other comprehensive income, net of tax —
Unrealized gains (losses) on securities	(3,189)	3,271
Unrealized gains (losses) on derivative instruments	(365)	1,478
Pension liability adjustment	2,305	2,276
Foreign currency translation adjustments	13,585	8,297
Total comprehensive income	106,734	252,186
Less – Comprehensive income attributable to noncontrolling interests	14,178	7,917
Comprehensive income attributable to Sony Corporation’s stockholders	92,556	244,269

  The accompanying notes are an integral part of these statements.

  (iv)     Consolidated Statements of Cash Flows (Unaudited)

Sony Corporation and Consolidated Subsidiaries

	Yen in millions
	Three months ended June 30
	2017	2018
Cash flows from operating activities:
Net income	94,398	236,864
Adjustments to reconcile net income to net cash provided by operating activities–
Depreciation and amortization, including amortization of deferred insurance acquisition costs and contract costs	83,263	86,243
Amortization of film costs	79,318	58,001
Accrual for pension and severance costs, less payments	2,067	(1,881)
Other operating income, net	(26,111)	(325)
(Gain) loss on securities investments, net (other than financial services business)	44	(114,778)
Gain on marketable securities and securities investments held in the financial services business, net	(39,105)	(43,547)
Deferred income taxes	9,833	1,215
Equity in net loss of affiliated companies, net of dividends	256	6,642
Changes in assets and liabilities:
Increase in notes, accounts receivable, trade and contract assets	(68,488)	(46,041)
Increase in inventories	(83,354)	(7,206)
Increase in film costs	(94,966)	(82,734)
Increase in notes and accounts payable, trade	134,162	109,783
Increase in accrued income and other taxes	4,021	26,307
Increase in future insurance policy benefits and other	137,960	173,976
Increase in deferred insurance acquisition costs	(21,617)	(23,352)
Increase in marketable securities held in the life insurance business	(12,944)	(21,421)
Increase in other current assets	(54,957)	(34,211)
Decrease in other current liabilities	(92,573)	(162,437)
Other	(1,249)	(64,327)
Net cash provided by operating activities	49,958	96,771

(Continued on following page.)

            Consolidated Statements of Cash Flows (Unaudited)

	Yen in millions
	Three months ended June 30
	2017	2018
Cash flows from investing activities:
Payments for purchases of fixed assets	(56,663)	(73,179)
Proceeds from sales of fixed assets	3,257	3,923
Payments for investments and advances by financial services business	(256,254)	(267,217)
Payments for investments and advances (other than financial services business)	(4,442)	(3,916)
Proceeds from sales or return of investments and collections of advances by financial services business	94,201	64,074
Proceeds from sales or return of investments and collections of advances (other than financial services business)	2,363	635
Proceeds from sales of businesses	9,378	-
Proceeds related to sales of Spotify Technology S.A. Shares, net	-	82,467
Other	14,727	(4,148)
Net cash used in investing activities	(193,433)	(197,361)
Cash flows from financing activities:
Proceeds from issuance of long-term debt	71,316	20,300
Payments of long-term debt	(4,173)	(175,444)
Increase in short-term borrowings, net	70,684	128,164
Increase in deposits from customers in the financial services business, net	49,827	63,798
Dividends paid	(12,687)	(19,013)
Other	(9,293)	(39,901)
Net cash provided by (used in) financing activities	165,674	(22,096)
Effect of exchange rate changes on cash and cash equivalents, including restricted	601	44,311
Net increase (decrease) in cash and cash equivalents, including restricted	22,800	(78,375)
Cash and cash equivalents, including restricted, at beginning of the fiscal year	968,624	1,592,938
Cash and cash equivalents, including restricted, at end of the period	991,424	1,514,563
Less - restricted cash and cash equivalents, included in other current assets and other assets	7,259	5,112
Cash and cash equivalents at end of the period	984,165	1,509,451

  The accompanying notes are an integral part of these statements.

    Index to Notes to Consolidated Financial Statements

Sony Corporation and Consolidated Subsidiaries

Notes to Consolidated Financial Statements (Unaudited)

Sony Corporation and Consolidated Subsidiaries

1.	Summary of significant accounting policies

The accompanying consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), except for certain disclosures which have been omitted. Certain adjustments and reclassifications have been incorporated in the accompanying consolidated financial statements to conform with U.S. GAAP. These adjustments were not recorded in the statutory books and records as Sony Corporation and its subsidiaries in Japan maintain their records and prepare their statutory financial statements in accordance with accounting principles generally accepted in Japan while its foreign subsidiaries maintain their records and prepare their financial statements in conformity with accounting principles generally accepted in the countries of their domiciles.

(1)	Recently adopted accounting pronouncements:

Revenue from contracts with customers -

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09 addressing revenue recognition which superseded the previous revenue recognition requirements, including most industry-specific guidance. The guidance requires an entity to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

Sony adopted the updated guidance from fiscal year beginning April 1, 2018 on a modified retrospective method. Under this method, Sony applied the new guidance to all open contracts existing as of April 1, 2018, recognizing in beginning retained earnings an adjustment for the cumulative effect of the change.

Although the adoption of this new guidance did not have a material impact on Sony’s results of operations and financial position, there are several areas where Sony’s revenue recognition changed as compared with historical U.S. GAAP. The more significant of these areas are as follows:

In the Pictures segment, (1) licensing revenue associated with certain renewals or extensions of existing agreements for motion pictures and television programming is recognized at a later point in time, which is when the licensee can use and benefit from the content, instead of when the agreement is renewed or extended, and (2) licensing revenue associated with minimum guarantees for symbolic intellectual property (e.g., brands, trademarks and logos) is recognized over the license term instead of at the inception of the license term.

In the Mobile Communications (“MC”) segment, the incremental costs of obtaining contracts for the internet-related service business are recognized as assets and amortized to expense over the contract period.

In addition, the ASU changed the presentation of certain items in the consolidated financial statements, such as sales returns, with no impact to the timing of the recognition of revenue or expense.

The following chart illustrates the amounts by which each summarized income statement line item was affected by the adoption of the new revenue guidance:

	Yen in millions
	Three Months Ended June 30, 2018
	As Reported	Adjustments	Without Adoption of New Revenue Guidance
Sales and operating revenue	1,953,624	(4,092)	1,957,716
Costs of sales	1,112,487	(8,118)	1,120,605
Selling, general and administrative	349,761	549	349,212
Others	296,370	-	296,370

Operating income	195,006	3,477	191,529

Recognition and measurement of financial assets and financial liabilities -

In January 2016, the FASB issued ASU 2016-01 amending various aspects of the recognition, measurement, presentation, and disclosure requirements for financial instruments. The changes mainly relate to the requirement to measure equity investments in unconsolidated subsidiaries, other than those accounted for under the equity method of accounting, at fair value with changes in fair value recognized in earnings. However, this ASU permits entities to elect to measure equity investments that do not have readily determinable fair values at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. This ASU is effective for Sony as of April 1, 2018. As a result of the adoption of this ASU, Sony reclassified 15,526 million yen in the unrealized gains and losses, net of tax, on equity securities previously classified as available-for-sale, from accumulated other comprehensive income to retained earnings. In addition, changes in value due to the revaluation of equity securities held in the Financial Services segment at the end of the period are recorded in financial services revenue, and changes in value due to the revaluation of equity securities held in all segments other than the Financial Services segment are recorded in gain on equity securities, net in the consolidated statement of income.

Intra-entity transfers of assets other than inventory -

In October 2016, the FASB issued ASU 2016-16, which amends the accounting for income taxes. This update requires recognition of the income tax consequences of an intra-entity transfer of assets other than inventory when the transfer occurs. Under historical U.S. GAAP, the income tax consequences for asset transfers other than inventory could not be recognized until the asset was sold to a third party. This ASU is required to be applied on a modified retrospective basis through a cumulative-effect adjustment to retained earnings as of the beginning of the period of adoption. This ASU is effective for Sony as of April 1, 2018. The adoption of this ASU did not have a material impact on Sony’s results of operations and financial position.

Changes to the opening balances resulting from the adoption of the above new guidance were as follows:

	Yen in millions
	March 31, 2018	Impact of Adoption			April 1, 2018
		ASU2014-09	ASU2016-01	ASU2016-16
ASSETS
Current assets:
Notes and accounts receivable, trade	1,061,442	(2,993)	-	-	1,058,449
Allowance for doubtful accounts and sales returns *	(48,663)	25,114	-	-	(23,549)
Inventories	692,937	(12,404)	-	-	680,533
Other receivables	190,706	9,628	-	-	200,334
Prepaid expenses and other current assets	516,744	(5,520)	-	-	511,224
Film costs	327,645	7,647	-	-	335,292
Other assets:
Deferred income taxes	96,772	(326)	-	-	96,446
Other	325,167	1,068	-	-	326,235
Total assets	19,065,538	22,214	-	-	19,087,752
LIABILITIES
Current liabilities:
Accounts payable, other and accrued expenses	1,514,433	(3,290)	-	-	1,511,143
Other *	610,792	31,777	-	-	642,569
Deferred income taxes	449,863	-	-	(14,680)	435,183
Other	278,338	10,525	-	-	288,863
Total liabilities	15,409,171	39,012	-	(14,680)	15,433,503
EQUITY
Retained earnings	1,440,387	(16,798)	15,526	9,248	1,448,363
Unrealized gains on securities, net	126,191	-	(15,526)	-	110,665
Noncontrolling interests	679,791	-	-	5,432	685,223
Total equity	3,647,157	(16,798)	-	14,680	3,645,039
Total liabilities and equity	19,065,538	22,214	-	-	19,087,752

* Under the new guidance, Sony presents sales returns as a liability instead of as a contra-asset allowance. Accordingly, Sony changed the presentation from “Allowance for doubtful accounts and sales returns” to “Allowance for doubtful accounts” on the consolidated balance sheet.

Classification of certain cash receipts and cash payments -

In August 2016, the FASB issued ASU 2016-15, which clarifies the classification of certain cash receipts and cash payments in the statement of cash flows. This ASU is effective for Sony as of April 1, 2018. The adoption of this ASU did not have a material impact on Sony’s results of operations and financial position.

Restricted Cash -

In November 2016, the FASB issued ASU 2016-18, which requires that restricted cash and restricted cash equivalents be included with cash and cash equivalents in the statement of cash flows. This ASU also requires entities to disclose how the statement of cash flows that includes restricted cash and restricted cash equivalents with cash and cash equivalents reconciles to the balance sheet. This ASU is effective for Sony as of April 1, 2018. This ASU is required to be applied on a retrospective basis. The adoption of this ASU did not have a material impact on Sony’s results of operations and financial position.

Clarifying the definition of a business -

In January 2017, the FASB issued ASU 2017-01, which clarifies the definition of a business. The ASU requires an entity first to determine whether substantially all of the fair value of a set of assets acquired is concentrated in either a single identifiable asset or a group of similar identifiable assets. If this criterion is met, the acquired set of assets is not deemed to be a business. If the criterion is not met, the entity then must evaluate whether the set of assets meets the requirement to be deemed a business. To be considered a business, the acquired set of assets would have to include an input and a substantive process that together significantly contribute to the ability to create outputs. This ASU is effective for Sony as of April 1, 2018. The adoption of this ASU did not have a material impact on Sony’s results of operations and financial position.

Presentation of net periodic pension and postretirement benefit costs -

In March 2017, the FASB issued ASU 2017-07, which requires separate presentation of service costs and other components of net benefit costs. The service costs will only be presented with other employee compensation costs in operating income or capitalized, while the other components of net benefit costs will be presented outside of operating income, and will not be eligible for capitalization. This ASU is effective for Sony as of April 1, 2018. This ASU is required to be applied on a retrospective basis for the presentation of service costs and other components of net benefit costs, and on a prospective basis for the capitalization of only the service costs component of net benefit costs. The adoption of this ASU did not have a material impact on Sony’s results of operations and financial position.

(2)	Accounting methods used specifically for interim consolidated financial statements:

Income Taxes -

Sony estimates the annual effective tax rate (“ETR”) derived from a projected annual net income before taxes and calculates the interim period income tax provision based on the year-to-date income tax provision computed by applying the ETR to the year-to-date net income before taxes at the end of each interim period. The income tax provision based on the ETR reflects anticipated income tax credits and net operating loss carryforwards; however, it excludes the income tax provision related to significant unusual or infrequent transactions. Such income tax provision is separately reported from the provision based on the ETR in the interim period in which it occurs.

(3)	Reclassifications:

Certain reclassifications of the financial statements and accompanying footnotes for the three months ended June 30, 2017 have been made to conform to the presentation for the three months ended June 30, 2018.

2.	Marketable securities and securities investments

Marketable securities and securities investments, primarily included in the Financial Services segment, are comprised of debt and equity securities for which the aggregate cost, gross unrealized gains and losses and fair value pertaining to available-for-sale securities and held-to-maturity securities are as follows. Sony has adopted ASU 2016-01 from April 1, 2018, and as a result, the available-for-sale classification is eliminated for equity securities as of June 30, 2018.

	Yen in millions
	March 31, 2018				June 30, 2018
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale:
Debt securities:
Japanese national government bonds	1,227,139	182,830	(359)	1,409,610	1,248,898	182,356	(296)	1,430,958
Japanese local government bonds	67,574	107	(112)	67,569	74,711	96	(121)	74,686
Japanese corporate bonds	199,880	9,844	(1,016)	208,708	205,254	10,660	(878)	215,036
Foreign government bonds	72,204	622	(3,287)	69,539	94,812	2,463	(1,593)	95,682
Foreign corporate bonds	365,457	1,649	(641)	366,465	366,286	1,718	(351)	367,653
Other	99,349	1	(0)	99,350	153,977	2,818	(0)	156,795

	2,031,603	195,053	(5,415)	2,221,241	2,143,938	200,111	(3,239)	2,340,810

Equity securities	55,676	71,723	(776)	126,623	-	-	-	-

Held-to-maturity securities:
Japanese national government bonds *1	5,892,868	1,635,036	(20,890)	7,507,014	5,923,864	1,665,029	(16,918)	7,571,975
Japanese local government bonds	3,850	413	-	4,263	3,748	403	-	4,151
Japanese corporate bonds	345,818	16,912	(17,390)	345,340	381,861	18,965	(15,246)	385,580
Foreign government bonds *2	300,220	8,310	(18,570)	289,960	330,173	10,065	(19,079)	321,159
Foreign corporate bonds	198	13	-	211	198	13	-	211

	6,542,954	1,660,684	(56,850)	8,146,788	6,639,844	1,694,475	(51,243)	8,283,076

Total	8,630,233	1,927,460	(63,041)	10,494,652	8,783,782	1,894,586	(54,482)	10,623,886

*1	As of June 30, 2018, held-to-maturity securities include 259,091 million yen of pledged Japanese national government bonds as collateral for short-term lending transactions.
*2	As of June 30, 2018, held-to-maturity securities include 56,671 million yen of pledged Foreign government bonds as collateral for short-term repurchase agreements.

With respect to equity securities included in marketable securities and securities investments, Sony recorded net realized gains of 55,636 million yen due to the sale of equity securities and net unrealized gains of 103,007 million yen due to revaluation of equity securities held at the end of the period for the first quarter of the fiscal year ending March 31, 2019. Gains or losses arising from equity securities held in the Financial Services segment are recorded in financial services revenue, and gains or losses arising from equity securities held in all segments other than the Financial Services segment are recorded in gain on equity securities, net in the consolidated statement of income. Included in the gains noted above were gains recorded by Sony with respect to the equity securities held by Sony in Spotify Technology S.A. (“Spotify”).

On April 3, 2018, Spotify was publicly listed for trading on the New York Stock Exchange. Sony owned 5.707% of Spotify’s shares at the time of the public listing.

During the first quarter of the fiscal year ending March 31, 2019, Sony sold a portion of the shares for aggregate consideration of 82,616 million yen (768 million U.S. dollars) in cash proceeds. The sale of shares, offset by costs to be paid to its artists and distributed labels and other transaction costs which directly related to the gains recognized from the Spotify shares, resulted in a net pre-tax realized gain of 53,870 million yen (501 million U.S. dollars) recorded in gain on equity securities, net in the consolidated statement of income.

The remaining shares retained as of June 30, 2018 have a gross fair value of 95,275 million yen (862 million U.S. dollars), and resulted in a pre-tax unrealized gain, net of costs to be paid to its artists and distributed labels and other costs which directly related to the gains recognized from the Spotify shares, of 58,908 million yen (547 million U.S. dollars) recorded in gain on equity securities, net in the consolidated statement of income.

3.	Fair value measurements

The fair value of Sony’s assets and liabilities that are measured at fair value on a recurring basis are as follows. Sony has adopted ASU 2016-01 from April 1, 2018, and as a result, equity securities which were previously included in the trading securities category are included in the equity securities category as of June 30, 2018.

	Yen in millions
	March 31, 2018
					Presentation in the consolidated balance sheets
	Level 1	Level 2	Level 3	Total	Marketable securities	Securities investments and other	Other current assets/ liabilities	Other noncurrent assets/ liabilities
Assets:
Trading securities	712,113	335,949	-	1,048,062	1,048,062	-	-	-
Available-for-sale securities
Debt securities
Japanese national government bonds	-	1,409,610	-	1,409,610	20,473	1,389,137	-	-
Japanese local government bonds	-	67,569	-	67,569	8,548	59,021	-	-
Japanese corporate bonds	-	208,708	-	208,708	8,041	200,667	-	-
Foreign government bonds	-	69,539	-	69,539	-	69,539	-	-
Foreign corporate bonds	-	338,587	27,878	366,465	88,228	278,237	-	-
Other	-	15,736	83,614	99,350	-	99,350	-	-
Equity securities	126,330	293	-	126,623	-	126,623	-	-
Other investments *1	6,192	5,099	9,104	20,395	-	20,395	-	-
Derivative assets *2, *3	2,194	37,332	-	39,526	-	-	37,003	2,523

Total assets	846,829	2,488,422	120,596	3,455,847	1,173,352	2,242,969	37,003	2,523

Liabilities:
Derivative liabilities *2, *3	1,407	34,317	-	35,724	-	-	20,550	15,174

Total liabilities	1,407	34,317	-	35,724	-	-	20,550	15,174

	Yen in millions
	June 30, 2018
					Presentation in the consolidated balance sheets
	Level 1	Level 2	Level 3	Total	Marketable securities	Securities investments and other	Other current assets/ liabilities	Other noncurrent assets/ liabilities
Assets:
Debt securities
Trading securities	23,474	200,699	-	224,173	224,173	-	-	-
Available-for-sale securities
Japanese national government bonds	-	1,430,958	-	1,430,958	17,862	1,413,096	-	-
Japanese local government bonds	-	74,686	-	74,686	8,517	66,169	-	-
Japanese corporate bonds	-	215,036	-	215,036	6,555	208,481	-	-
Foreign government bonds	-	95,682	-	95,682	3,959	91,723	-	-
Foreign corporate bonds	-	338,818	28,835	367,653	85,480	282,173	-	-
Other	-	25,755	131,040	156,795	-	156,795	-	-
Equity securities	965,567	138,627	-	1,104,194	889,108	215,086	-	-
Other investments *1	6,623	981	14,066	21,670	-	21,670	-	-
Derivative assets *2, *3	16,636	8,121	-	24,757	-	-	22,371	2,386

Total assets	1,012,300	2,529,363	173,941	3,715,604	1,235,654	2,455,193	22,371	2,386

Liabilities:
Derivative liabilities *2, *3	4,484	24,472	-	28,956	-	-	14,415	14,541

Total liabilities	4,484	24,472	-	28,956	-	-	14,415	14,541

*1	Other investments include certain hybrid financial instruments and certain private equity investments.
*2	Derivative assets and liabilities are recognized and disclosed on a gross basis.
*3	The potential effect of offsetting on assets and liabilities, which primarily consists of derivatives subject to master netting agreements and/or collateral, is insignificant.

4.	Supplemental equity and comprehensive income information

(1)	Stockholders’ Equity

A reconciliation of the beginning and ending carrying amounts of Sony Corporation’s stockholders’ equity, noncontrolling interests and the total equity for the three months ended June 30, 2017 and 2018 are as follows:

	Yen in millions
	Sony Corporation’s stockholders’ equity	Noncontrolling interests	Total equity

Balance at March 31, 2017	2,497,246	638,176	3,135,422
Exercise of stock acquisition rights	1,434	-	1,434
Stock-based compensation	530	-	530
Comprehensive income:
Net income	80,871	13,527	94,398
Other comprehensive income, net of tax —
Unrealized losses on securities	(2,943)	(246)	(3,189)
Unrealized losses on derivative instruments	(365)	-	(365)
Pension liability adjustment	2,299	6	2,305
Foreign currency translation adjustments	12,694	891	13,585

Total comprehensive income	92,556	14,178	106,734

Dividends declared	-	(12,134)	(12,134)
Transactions with noncontrolling interests shareholders and other	97	1,155	1,252

Balance at June 30, 2017	2,591,863	641,375	3,233,238

	Yen in millions
	Sony Corporation’s stockholders’ equity	Noncontrolling interests	Total equity

Balance at March 31, 2018	2,967,366	679,791	3,647,157
Cumulative effect of newly adopted ASUs	(7,550)	5,432	(2,118)
Exercise of stock acquisition rights	9,058	-	9,058
Conversion of convertible bonds	2	-	2
Stock-based compensation	1,308	-	1,308
Comprehensive income:
Net income	226,447	10,417	236,864
Other comprehensive income, net of tax —
Unrealized gains (losses) on securities	4,837	(1,566)	3,271
Unrealized gains on derivative instruments	1,478	-	1,478
Pension liability adjustment	2,214	62	2,276
Foreign currency translation adjustments	9,293	(996)	8,297

Total comprehensive income	244,269	7,917	252,186

Dividends declared	-	(27,818)	(27,818)
Transactions with noncontrolling interests shareholders and other	9,499	(25,485)	(15,986)

Balance at June 30, 2018	3,223,952	639,837	3,863,789

There was no material effect of changes in Sony Corporation’s ownership interest in its subsidiaries on Sony Corporation’s stockholders’ equity for the three months ended June 30, 2017 and 2018.

(2)	Other Comprehensive Income

Changes in accumulated other comprehensive income, net of tax by component for the three months ended June 30, 2017 and 2018 are as follows:

	Yen in millions
	Unrealized gains (losses) on securities	Unrealized gains (losses) on derivative instruments	Pension liability adjustment	Foreign currency translation adjustments	Total

Balance at March 31, 2017	126,635	(58)	(308,736)	(436,610)	(618,769)
Other comprehensive income before reclassifications	(2,914)	(627)	(44)	14,222	10,637
Amounts reclassified out of accumulated other comprehensive income	(275)	262	2,349	(637)	1,699

Net current-period other comprehensive income	(3,189)	(365)	2,305	13,585	12,336
Less: Other comprehensive income attributable to noncontrolling interests	(246)	-	6	891	651

Balance at June 30, 2017	123,692	(423)	(306,437)	(423,916)	(607,084)

	Yen in millions
	Unrealized gains (losses) on securities	Unrealized gains (losses) on derivative instruments	Pension liability adjustment	Foreign currency translation adjustments	Total

Balance at March 31, 2018	126,191	(1,242)	(296,444)	(445,251)	(616,746)
Cumulative effect of ASU2016-01	(15,526)	-	-	-	(15,526)
Other comprehensive income before reclassifications	3,308	2,074	(46)	10,804	16,140
Amounts reclassified out of accumulated other comprehensive income	(37)	(596)	2,322	(2,507)	(818)

Net current-period other comprehensive income	3,271	1,478	2,276	8,297	15,322
Less: Other comprehensive income attributable to noncontrolling interests	(1,566)	-	62	(996)	(2,500)

Balance at June 30, 2018	115,502	236	(294,230)	(435,958)	(614,450)

5.	Reconciliation of the differences between basic and diluted EPS

Reconciliation of the differences between basic and diluted net income attributable to Sony Corporation’s stockholders per share (“EPS”) for the three months ended June 30, 2017 and 2018 is as follows:

	Yen in millions
	Three months ended June 30
	2017	2018
Net income attributable to Sony Corporation’s stockholders for basic and diluted EPS computation	80,871	226,447

	Thousands of shares
Weighted-average shares outstanding	1,262,920	1,267,499
Effect of dilutive securities:
Stock acquisition rights	3,000	3,967
Zero coupon convertible bonds	23,962	23,968

Weighted-average shares for diluted EPS computation	1,289,882	1,295,434

	Yen
Basic EPS	64.03	178.66

Diluted EPS	62.70	174.80

Potential shares of common stock that were excluded from the computation of diluted EPS for the three months ended June 30, 2017 and 2018 were 5,658 thousand shares and 2,921 thousand shares, respectively. The potential shares related to stock acquisition rights were excluded as anti-dilutive for the three months ended June 30, 2017 and 2018 when the exercise price for those shares was in excess of the average market value of Sony’s common stock for the period. The zero coupon convertible bonds issued in July 2015 were included in the diluted EPS calculation under the if-converted method beginning upon issuance.

6.	Revenue

(1)	Contract balances

Contract assets and contract liabilities are composed of the following:

	Yen in millions
	April 1, 2018	June 30, 2018
Contract assets	15,241	17,207
Contract liabilities *	258,327	259,243

* Contract liabilities are included in the consolidated balance sheets as “Other”, both current and non-current.

Contract liabilities principally relate to customer advances received prior to performance. Revenues of 113,174 million yen were recognized during the three months ended June 30, 2018, which were included in the balance of contract liabilities at April 1, 2018.

(2)	Performance obligations

Remaining (unsatisfied or partially unsatisfied) performance obligations represent future revenues not yet recorded for firm orders that have not yet been performed. Sony applies practical expedients to exclude certain information about the remaining performance obligations, primarily related to contracts with an expected original duration of less than one year, and sales-based or usage-based royalty revenue on licenses of intellectual property. After applying practical expedients, revenue from contracts with remaining performance obligations, which primarily relate to licensing of theatrical and television content in the Pictures segment, is expected to be recognized primarily within three years.

(3)	Disaggregation of revenue

For the breakdown of sales and operating revenue by segments, product categories and geographies, refer to Note 9.

7.	Acquisition of EMI Music Publishing

In May 2018, Sony Corporation of America (“SCA”), Sony’s wholly-owned subsidiary, reached an agreement with the investor consortium led by Mubadala Investment Company (the “Mubadala Consortium”) on the sale of the Mubadala Consortium’s approximately 60% equity interest in D.H. Publishing, L.P. (“EMI”), which owns and manages EMI Music Publishing to SCA. Sony expects to pay total cash consideration of approximately 2.3 billion U.S. dollars in connection with such acquisition as well as assume EMI’s existing gross indebtedness, which was approximately 1.359 billion U.S. dollars as of March 31, 2018.

Subsequent to the end of the first quarter of the fiscal year ending March 31, 2019, in July 2018, SCA acquired from the Estate of Michael Jackson (the “Estate”) the 25.1% interest in Nile Acquisition LLC (“Nile”) held by the Estate. A total of 287.5 million U.S. dollars was paid to the Estate for the acquisition, which payment also includes reimbursement of various expenses and costs related to the acquisition. As a result of the acquisition, Nile will become a wholly-owned subsidiary of Sony. Accordingly, since Nile owned an approximately 40% equity interest in EMI, EMI will become a wholly-owned subsidiary of Sony upon the completion of SCA’s acquisition of the Mubadala Consortium’s equity interest in EMI.

8.	Commitments, contingent liabilities and other

(1)	Loan commitments

Subsidiaries in the Financial Services segment have entered into loan agreements with their customers in accordance with the condition of the contracts. As of June 30, 2018, the total unused portion of the lines of credit extended under these contracts was 31,355 million yen. The aggregate amounts of future year-by-year payments for these loan commitments cannot be determined.

(2)	Purchase commitments and other

Purchase commitments and other outstanding commitments as of June 30, 2018 amounted to 667,686 million yen. The major components of these commitments are as follows:

Certain subsidiaries in the Pictures segment have entered into agreements with creative talent for the development and production of motion pictures and television programming as well as agreements with third parties to acquire completed motion pictures, or certain rights therein, and to acquire the rights to broadcast certain live action sporting events. These agreements cover various periods mainly within three years. As of June 30, 2018, these subsidiaries were committed to make payments under such contracts of 122,320 million yen.

Certain subsidiaries in the Music segment have entered into contracts with recording artists, songwriters and companies for the future production, distribution and/or licensing of music product. These contracts cover various periods mainly within five years. As of June 30, 2018, these subsidiaries were committed to make payments of 71,888 million yen under such contracts.

A subsidiary in the Game & Network Services segment has entered into contracts for programming content. These contracts cover various periods mainly within two years. As of June 30, 2018, this subsidiary was committed to make payments of 23,602 million yen under such contracts.

Sony has entered into sponsorship contracts related to advertising and promotional rights. These contracts cover various periods mainly within three years. As of June 30, 2018, Sony has committed to make payments of 14,071 million yen under such contracts.

For the Acquisition of EMI Music Publishing, refer to Note 7.

(3)	Litigation

Beginning in 2009, the U.S. Department of Justice (“DOJ”), the European Commission and certain other governmental agencies outside the United States have conducted investigations relating to competition in the optical disk drives market. Sony Corporation and/or certain of its subsidiaries have been subject to these investigations. Sony understands that the investigations of several governmental agencies, including the DOJ, have ended, and the only remaining investigation has reached a settlement, which is subject to a final ruling from the relevant agency. However, proceedings initiated by the European Commission as a result of its investigation continue. In October 2015, the European Commission adopted a decision in which it fined Sony Corporation and certain of its subsidiaries 31 million euros; however, Sony filed an appeal against the decision with the European Union’s General Court. In addition, a number of direct and indirect purchaser lawsuits, including class actions, have been filed in certain jurisdictions in which the plaintiffs allege that Sony Corporation and certain of its subsidiaries violated antitrust laws and seek recovery of damages and other remedies. Certain of these lawsuits have been settled, including the class actions brought by the direct and indirect purchasers in the United States; however, certain other lawsuits continue. Based on the stage of the pending proceedings, it is not possible to estimate the amount of losses or range of possible losses, if any, that might ultimately result from adverse judgments, settlements or other resolution of all of these matters.

Since 2011, in relation to the secondary batteries business that was operated by Sony and certain of its subsidiaries, a number of direct and indirect purchaser lawsuits, including class actions, have been filed in certain jurisdictions in which the plaintiffs allege that Sony Corporation and certain of its subsidiaries violated antitrust laws and seek recovery of damages and other remedies. Certain of these lawsuits have been settled, including the class actions brought by the direct and indirect purchasers in the United States; however, certain other lawsuits are still pending. Based on the stage of the pending proceedings, it is not possible to estimate the amount of losses or range of possible losses, if any, that might ultimately result from adverse judgments, settlements or other resolution of all of these matters.

In addition, Sony Corporation and certain of its subsidiaries are defendants or otherwise involved in other pending legal and regulatory proceedings. However, based upon the information currently available, Sony believes that the outcome from such legal and regulatory proceedings would not have a material impact on Sony’s results of operations and financial position.

(4)	Guarantees

Sony has issued guarantees that contingently require payments to guaranteed parties if certain specified events or conditions occur. The maximum potential amount of future payments under these guarantees as of June 30, 2018 amounted to 2,598 million yen.

9.	Business segment information

The reportable segments presented below are the segments of Sony for which separate financial information is available and for which operating profit or loss amounts are evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. The CODM does not evaluate segments using discrete asset information. Sony’s CODM is its Chief Executive Officer and President.

The Game & Network Services (“G&NS”) segment includes network services businesses, the manufacture and sales of home gaming products and production and sales of software. The Music segment includes the Recorded Music, Music Publishing and Visual Media and Platform businesses. The Pictures segment includes the Motion Pictures, Television Productions and Media Networks businesses. The Home Entertainment & Sound (“HE&S”) segment includes Televisions as well as Audio and Video businesses. The Imaging Products & Solutions (“IP&S”) segment includes the Still and Video Cameras business. The MC segment includes the manufacture and sales of mobile phones and Internet-related service businesses. The Semiconductors segment includes the image sensors business. The Financial Services segment primarily represents individual life insurance and non-life insurance businesses in the Japanese market and a bank business in Japan. All Other consists of various operating activities, including the overseas disc manufacturing and recording media businesses. Sony’s products and services are generally unique to a single operating segment.

Business segments -

Sales and operating revenue:

	Yen in millions
	Three months ended June 30
	2017	2018
Sales and operating revenue:
Game & Network Services -
Customers	323,051	449,980
Intersegment	25,011	22,121

Total	348,062	472,101
Music -
Customers	165,076	177,708
Intersegment	3,496	3,763

Total	168,572	181,471
Pictures -
Customers	205,670	173,227
Intersegment	141	1,854

Total	205,811	175,081
Home Entertainment & Sound -
Customers	256,465	271,957
Intersegment	402	130

Total	256,867	272,087
Imaging Products & Solutions -
Customers	154,117	162,483
Intersegment	1,518	1,719

Total	155,635	164,202
Mobile Communications -
Customers	179,066	130,354
Intersegment	2,121	2,153

Total	181,187	132,507
Semiconductors -
Customers	172,679	176,673
Intersegment	31,582	25,566

Total	204,261	202,239
Financial Services -
Customers	301,360	333,240
Intersegment	1,800	1,965

Total	303,160	335,205
All Other -
Customers	94,104	74,447
Intersegment	15,136	8,477

Total	109,240	82,924
Corporate and elimination	(74,682)	(64,193)

Consolidated total	1,858,113	1,953,624

G&NS intersegment amounts primarily consist of transactions with All Other.

Semiconductors intersegment amounts primarily consist of transactions with the MC segment, the G&NS segment and the IP&S segment.

All Other intersegment amounts primarily consist of transactions with the Pictures segment, the Music segment and the G&NS segment.

Corporate and elimination includes certain brand and patent royalty income.

Segment profit or loss:

	Yen in millions
	Three months ended June 30
	2017	2018
Operating income (loss):
Game & Network Services	17,733	83,450
Music	25,022	32,104
Pictures	(9,497)	(7,601)
Home Entertainment & Sound	22,583	17,391
Imaging Products & Solutions	23,204	26,077
Mobile Communications	3,616	(10,758)
Semiconductors	55,442	29,137
Financial Services	46,223	40,581
All Other	(8,231)	294

Total	176,095	210,675
Corporate and elimination	(18,484)	(15,669)

Consolidated operating income	157,611	195,006

Operating income (loss) is sales and operating revenue less costs and expenses, and includes equity in net income (loss) of affiliated companies.

Corporate and elimination includes headquarters restructuring costs and certain other corporate expenses, including the amortization of certain intellectual property assets such as the cross-licensing of intangible assets acquired from Ericsson at the time of the Sony Mobile Communications acquisition, which are not allocated to segments.

Beginning from the first quarter of the fiscal year ending March 31, 2019, a change has been made to the calculation method used for allocating indirect expenses incurred by sales companies to the segments every quarter. As a result of this change, a year-on-year increase in expenses, composed primarily of 2.4 billion yen in the HE&S segment, is included for the current quarter. However, because a decrease in expenses totaling the same amount is included in Corporate and elimination, this change has no impact on consolidated operating income for the current quarter. Additionally, because increases and decreases in expenses per quarter for each segment resulting from this change in the calculation method will be offset by the increases and decreases in expenses in other quarters for that segment throughout the current year, this change will also have no impact on operating income (loss) for each segment, or for Corporate and elimination, for the fiscal year ending March 31, 2019.

Other Significant Items:

The following table includes a breakdown of sales and operating revenue to external customers by product category for certain segments. Sony management views each segment as a single operating segment.

	Yen in millions
	Three months ended June 30
Sales and operating revenue:	2017	2018
Game & Network Services
Network	195,302	300,386
Hardware and Others	127,749	149,594

Total	323,051	449,980

Music
Recorded Music	99,822	99,739
Music Publishing	16,858	21,464
Visual Media and Platform	48,396	56,505

Total	165,076	177,708

Pictures
Motion Pictures	70,274	68,568
Television Productions	61,898	45,415
Media Networks	73,498	59,244

Total	205,670	173,227

Home Entertainment & Sound
Televisions	179,374	186,550
Audio and Video	76,722	84,929
Other	369	478

Total	256,465	271,957

Imaging Products & Solutions
Still and Video Cameras	105,863	113,256
Other	48,254	49,227

Total	154,117	162,483

Mobile Communications	179,066	130,354
Semiconductors	172,679	176,673
Financial Services	301,360	333,240
All Other	94,104	74,447
Corporate	6,525	3,555

Consolidated total	1,858,113	1,953,624

In the G&NS segment, Network includes network services relating to game, video and music content provided by Sony Interactive Entertainment; Hardware and Others includes home and portable game consoles, packaged software and peripheral devices. In the Music segment, Recorded Music includes the distribution of physical and digital recorded music and revenue derived from artists’ live performances; Music Publishing includes the management and licensing of the words and music of songs; Visual Media and Platform includes the production and distribution of animation titles, including game applications based on the animation titles, and various service offerings for music and visual products. In the Pictures segment, Motion Pictures includes the worldwide production, acquisition and distribution of motion pictures and direct-to-video content; Television Productions includes the production, acquisition and distribution of television programming; Media Networks includes the operation of television and digital networks worldwide. In the HE&S segment, Televisions includes LCD and OLED televisions; Audio and Video includes Blu-ray disc players and recorders, home audio, headphones and memory-based portable audio devices. In the IP&S segment, Still and Video Cameras includes interchangeable lens cameras, compact digital cameras, consumer video cameras and video cameras for broadcast; Other includes display products such as projectors and medical equipment.

	Yen in millions
	Three months ended June 30
	2017	2018
Depreciation and amortization:
Game & Network Services	6,904	7,024
Music	4,142	4,369
Pictures	5,972	5,870
Home Entertainment & Sound	4,989	5,539
Imaging Products & Solutions	5,861	6,071
Mobile Communications, including contract costs	4,585	4,682
Semiconductors	23,802	25,940
Financial Services, including deferred insurance acquisition costs	15,107	17,906
All Other	1,723	1,209

Total	73,085	78,610

Corporate	10,178	7,633

Consolidated total	83,263	86,243

	Yen in millions
	Three months ended June 30, 2017
	Total net restructuring charges	Depreciation associated with restructured assets	Total
Restructuring charges and associated depreciation:
Game & Network Services	-	-	-
Music	7	-	7
Pictures	570	-	570
Home Entertainment & Sound	15	-	15
Imaging Products & Solutions	12	-	12
Mobile Communications	649	0	649
Semiconductors	-	-	-
Financial Services	-	-	-
All Other and Corporate	1,185	0	1,185

Consolidated total	2,438	0	2,438

	Yen in millions
	Three months ended June 30, 2018
	Total net restructuring charges	Depreciation associated with restructured assets	Total
Restructuring charges and associated depreciation:
Game & Network Services	-	-	-
Music	-	-	-
Pictures	602	-	602
Home Entertainment & Sound	-	-	-
Imaging Products & Solutions	-	-	-
Mobile Communications	264	-	264
Semiconductors	-	-	-
Financial Services	-	-	-
All Other and Corporate	443	-	443

Consolidated total	1,309	-	1,309

Depreciation associated with restructured assets as used in the context of the disclosures regarding restructuring activities refers to the increase in depreciation expense caused by revising the useful life and the salvage value of depreciable fixed assets under an approved restructuring plan. Any impairment of the assets is recognized immediately in the period it is identified.

Geographic Information –

Sales and operating revenue attributed to countries and areas based on location of external customers are as follows:

	Yen in millions
	Three months ended June 30
Sales and operating revenue:	2017	2018
Japan	619,741	631,698
United States	360,936	398,867
Europe	351,750	394,651
China	162,216	184,170
Asia-Pacific	247,398	206,993
Other Areas	116,072	137,245

Total	1,858,113	1,953,624

Major countries and areas in each geographic segment excluding Japan, United States and China are as follows:

(1) Europe:	United Kingdom, France, Germany, Russia, Spain and Sweden
(2) Asia-Pacific:	India, South Korea and Oceania
(3) Other Areas:	The Middle East/Africa, Brazil, Mexico and Canada

There are no individually material countries with respect to sales and operating revenue included in Europe, Asia-Pacific and Other Areas.

Transfers between reportable business segments or geographic areas are made at individually negotiated prices that are intended to reflect a market-based transfer price.

There were no sales and operating revenue with any single major external customer for the three months ended June 30, 2017 and 2018.

(2) Other Information

(i) Dividends declared

A year-end cash dividend for Sony Corporation’s common stock was approved at the Board of Directors meeting held on April 27, 2018 as below:

1. Total amount of year-end cash dividends:

18,981 million yen

2. Amount of year-end cash dividends per share:

15.00 yen

3. Payment date:

May 30, 2018

Year-end cash dividends for the fiscal year ended March 31, 2018 have been incorporated in the consolidated financial statements for the fiscal year ended March 31, 2018.

Note: Year-end cash dividends were distributed to the shareholders recorded or registered as the holders or pledgees of shares in Sony Corporation’s register of shareholders at the end of March 31, 2018.

(ii) Litigation

For the legal proceedings, please refer to “IV Financial Statements – Notes to Consolidated Financial Statements – 8. Commitments, contingent liabilities and other”.